# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rapid Line Inc., CIK 0001910975
CUSIP: 75339C107
Title of class of securities: Common Stock, $0.0001 Par Value Per Share
Address of issuer's principal executive offices: 1111 South Roop Street, Unit 1915, Carson City, Nevada (NV), 89702
Date of event which requires filing of this statement: 08/22/2025
Filed by CIK 0002084840
Persons authorized to receive notices and communications: NOVA AURA LIMITED, Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, Marshall Islands (1T), 96960, 302 288 0670

## Reporting persons
- Nova Aura Limited (CIK 0002084840): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); source of funds: working capital (WC); sole voting power 2,500,000; shared voting power 0; sole dispositive power 2,500,000; shared dispositive power 0; aggregate amount beneficially owned 2,500,000 (68.82% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 Par Value Per Share
Name of issuer: Rapid Line Inc.
Address of issuer's principal executive offices: 1111 South Roop Street, Unit 1915, Carson City, Nevada (NV), 89702

## Item 2. Identity and Background
Name of person filing: Thibault Reichelt
Residence or business address: Mr. Reichelt's principal office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960.
Present principal occupation or employment:
Investor, Nova Aura Limited.
Trust Company Complex, Ajeltake Road
Ajeltake Island
Majuro, Marshall Islands, 1T, 96960
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: Mr. Reichelt is a citizen of France and Germany.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On August 22, 2025, the Reporting Person purchased these shares through Nova Aura Limited, an entity controlled by the Reporting Person. These shares were issued in a transaction not involving a public offering and in reliance upon an exemption from registration provided by Rule 506(b) of Regulation D of the Securities Act of 1933; there was no general solicitation in connection with the issuance of these shares. The source of funds for the purchase was the working capital of the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction: The securities reported herein were acquired for investment purposes and to facilitate furtherance of the Issuer's business plan. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on the various factors including, without limitation, the Issuer's financial performance and strategic direction, prevailing market conditions, and other investment opportunities available to the Reporting Persons, may in the future take such actions with respect to their investment as they deem appropriate.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this filing on Schedule 13D, the Reporting Person maintains 68.82% ownership of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: 2,500,000
Transactions in the class effected during the past sixty days: Nova Aura Limited acquired common stock in the Issuer. The identity of the purchaser is Nova Aura Limited, the covered person is Thibault Reichelt who effected the transaction on August 22, 2025, for the purchase of 2,500,000 shares at $0.23 cents per share through a privately negotiated transaction.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: While there is no formal agreement yet, the Reporting Person, as the majority shareholder, has a current intention to provide financial support to the Issuer from time to time in the form of cash injections or other financing to fund the Issuer's ongoing operations and strategic initiatives. The terms and conditions of any such future financing would be subject to negotiation and agreement at the time of such transaction, and may include issuance of equity, debt, or other securities of the Issuer to the Reporting Person.

## Signatures
- Nova Aura Limited: /s/ Thibault Reichelt, Thibault Reichelt (09/05/2025)